FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 3, 2023

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio, combined ratio points, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three and six months ended June 30, 2023.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $734.4 million ($28.80 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2023 compared to a net loss of $32.0 million ($1.83 net loss per diluted share after payment of preferred share dividends) in the second quarter of 2022. Book value per basic share at June 30, 2023 was $834.28 compared to $762.28 at December 31, 2022 (an increase of 10.8% adjusted for the $10 per common share dividend paid in the first quarter of 2023).
"During the second quarter we continued to build on our great start to 2023, with our property and casualty insurance and reinsurance operations producing adjusted operating income of $913.5 million ($1,526.4 million including discounting, net of risk adjustment on claims of $612.9 million), reflecting increased interest and dividends, strong insurance underwriting results and stable share of profit of associates. Our underwriting performance in the second quarter of 2023 continued to produce favourable results, with growth in gross premiums written of 10.0% and net premiums written of 8.4%, primarily reflecting new business and continued incremental rate increases in certain lines of business. We achieved underwriting profit of $337.5 million on an undiscounted basis and a consolidated combined ratio of 93.9% for the quarter.
"The new reporting requirement IFRS 17 has not changed the way management evaluates the business and we continue to be focused on underwriting profit on an undiscounted basis with strong reserving. The effects of discounting and risk adjustment in the quarter resulted in an increase to pre-tax earnings of $221.2 million.
"Net losses on investments of $342.1 million in the quarter was principally comprised of mark to market losses on bonds of $405.3 million due to continued rising interest rates, which was partially offset by mark to market gains on common stocks of $163.7 million.
"We continue to focus on being soundly financed and ended the quarter with approximately $1.1 billion in cash and investments in the holding company and our credit facility undrawn," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2023	2022	2023	2022
	($ millions)
Gross premiums written	8,042.5	7,307.7	15,181.0	13,970.6
Net premiums written	6,199.9	5,705.0	11,863.0	11,047.7
Net insurance revenue	5,392.1	5,063.9	10,552.0	9,738.3

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	249.2	260.7	525.0	472.3
Global Insurers and Reinsurers	820.4	503.8	1,445.7	902.9
International Insurers and Reinsurers	74.7	57.5	151.3	108.7
Insurance service result	1,144.3	822.0	2,122.0	1,483.9
Other insurance operating expenses	(193.9)	(184.3)	(391.5)	(354.3)
	950.4	637.7	1,730.5	1,129.6
Interest and dividends	407.4	155.6	718.9	266.1
Share of profit of associates	168.6	188.0	386.3	315.5
Operating income - Property and Casualty Insurance and Reinsurance	1,526.4	981.3	2,835.7	1,711.2
Operating income - Life insurance and Run-off	6.3	61.9	9.7	106.5
Operating income - Non-insurance companies	36.9	7.5	36.3	34.6
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(424.0)	730.1	(587.4)	1,149.1
Net gains (losses) on investments	(342.1)	(1,416.7)	429.1	(1,611.9)
Gain on sale of insurance subsidiary	259.1	—	259.1	—
Interest expense	(130.4)	(108.8)	(254.7)	(212.7)
Corporate overhead and other	12.4	(42.8)	(14.1)	(59.1)
Earnings before income taxes	944.6	212.5	2,713.7	1,117.7
Provision for income taxes	(115.5)	(163.2)	(480.6)	(369.6)
Net earnings	829.1	49.3	2,233.1	748.1

Attributable to:
Shareholders of Fairfax	734.4	(32.0)	1,984.4	556.7
Non-controlling interests	94.7	81.3	248.7	191.4
	829.1	49.3	2,233.1	748.1
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented on the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	Second quarter		First six months
	2023	2022	2023	2022
	($ millions)
Insurance service result	1,144.3	822.0	2,122.0	1,483.9
Other insurance operating expenses	(193.9)	(184.3)	(391.5)	(354.3)
Discounting of losses and ceded losses on claims recorded in the period	(606.1)	(312.6)	(1,028.5)	(488.3)
Changes in the risk adjustment and other	(6.8)	(23.4)	(50.7)	(15.2)
Underwriting profit	337.5	301.7	651.3	626.1
Interest and dividends	407.4	155.6	718.9	266.1
Share of profit of associates	168.6	188.0	386.3	315.5
Adjusted operating income - Property and Casualty Insurance and Reinsurance	913.5	645.3	1,756.5	1,207.7

Highlights for the second quarter of 2023 (with comparisons to the second quarter of 2022 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 8.4% to $6,134.4 million from $5,658.6 million, while gross premiums written increased by 10.0%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 93.9%, producing an underwriting profit of $337.5 million, compared to a combined ratio of 94.1% and an underwriting profit of $301.7 million in 2022, driven by continued growth in business volumes (net insurance revenue increased by 6.2%), prudent expense management and decreased catastrophe losses of $134.8 million or 2.4 combined ratio points in the quarter.
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 41.6% to $913.5 million from $645.3 million, principally due to increased interest and dividend income and strong underwriting profit.
•Net finance expense from insurance contracts and reinsurance contract assets held of $424.0 million in the second quarter of 2023 predominantly consisted of interest accretion resulting from the unwinding of the effects from discounting associated with net claim payments made during the period, compared to net finance income from insurance contracts and reinsurance contract assets held of $730.1 million in the second quarter of 2022 which reflected the benefit of changes in discount rates, that was only partially offset by the interest accretion.
•Consolidated interest and dividends increased significantly in the quarter from $203.1 million to $464.6 million. At June 30, 2023 the company's insurance and reinsurance companies held portfolio investments of $55.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $6.5 billion was in cash and short term investments representing approximately 11.7% of those portfolio investments. During the first six months of 2023 the company used cash and net proceeds from sales and maturities of U.S. treasury and other government short-term investments and short dated U.S. treasuries to purchase $6.4 billion of U.S. treasuries with maturities between 3 to 5 years and net purchases of first mortgage loans of $2.0 billion with maturities less than 3 years, which will benefit interest and dividend income in the remainder of 2023.
•Consolidated share of profit of associates of $269.2 million principally reflected share of profit of $130.5 million from Eurobank, $46.2 million from EXCO Resources Inc. and $24.1 million from Gulf Insurance. Share of profit of Poseidon (formerly Atlas) decreased to $6.3 million from $72.0 million due to higher interest expense, interest rate hedging losses (compared to hedging gains in the prior year) that fluctuate quarterly, and transaction costs related to the first quarter privatization of Poseidon. The company expects Poseidon’s earnings will normalize throughout the year.
•Net losses on investments of $342.1 million consisted of the following:

	Second quarter of 2023
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	(82.0)	245.7	163.7
Bonds	(72.5)	(332.8)	(405.3)
Other	(51.0)	(49.5)	(100.5)
	(205.5)	(136.6)	(342.1)

	First six months of 2023
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	90.7	483.4	574.1
Bonds	(404.4)	318.1	(86.3)
Other	(114.1)	55.4	(58.7)
	(427.8)	856.9	429.1

Net gains on equity exposures of $163.7 million was primarily comprised of unrealized gains on common stocks, convertible bonds and preferred stocks and net gains on equity derivatives. At June 30, 2023 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share, on which the company recorded $144.9 million of net gains in the second quarter of 2023.
Net losses on bonds of $405.3 million included net losses of $318.9 million on U.S. treasuries and net losses of $64.7 million on U.S. treasury bond forward contracts.
•During the second quarter the company, in partnership with Kennedy Wilson, acquired $1.8 billion of first mortgage loans from Pacific Western Bank; the average annual return on the capital deployed with the loans is expected to exceed 10%. The company's fixed income portfolio is conservatively positioned with effectively 74% of the fixed income portfolio invested in government bonds and only 15% in corporate bonds, primarily short-dated.
•On May 10, 2023 Brit completed the sale of Ambridge Group, its Managing General Underwriter operations, to Amynta Group and recorded a pre-tax gain of $259.1 million, which is presented as gain on sale of insurance subsidiary in the consolidated statements of earnings. Brit subsequently paid a dividend of $275.0 million to the holding company.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (an accrual of $35.6 million in the second quarter of 2023 and a reversal of $47.0 million in the second quarter of 2022), which are offset upon consolidation, and the impact of a non-cash impairment charge recorded in the second quarter of 2022 of $109.2 million related to the company's investment in Farmers Edge, operating income of the non-insurance companies was stable at $72.5 million compared to $69.7 million in 2022, principally reflecting higher business volume at Thomas Cook India and higher share of profit of associates at Fairfax India.
•Interest expense of $130.4 million (inclusive of $12.6 million on leases) was principally comprised of $82.6 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $35.2 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028.
•At June 30, 2023 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $760.8 million.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 22.5% at June 30, 2023 compared to 23.7% at December 31, 2022, principally reflecting increased common shareholders' equity as a result of the strong net earnings reported in the first six months.
•During the first six months of 2023 the company purchased 179,744 of its subordinate voting shares for cancellation at an aggregate cost of $114.9 million.

There were 23.2 million and 23.8 million weighted average common shares effectively outstanding during the second quarters of 2023 and 2022 respectively. At June 30, 2023 there were 23,202,070 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2023 results at 8:30 a.m. Eastern time on Friday August 4, 2023. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 18, 2023. The replay may be accessed at 1 (866) 469-7806 (Canada or U.S.) or 1 (203) 369-1474 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at June 30, 2023, December 31, 2022 and January 1, 2022
(US$ millions except per share amounts)

	June 30, 2023	December 31, 2022	January 1, 2022
		Restated(1)	Restated(1)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $147.3; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	1,120.1	1,345.8	1,478.3
Insurance contract receivables	801.5	648.9	650.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $739.5; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	6,459.4	9,368.2	21,799.5
Bonds (cost $33,485.4; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	32,970.7	28,578.5	14,091.2
Preferred stocks (cost $899.8; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	2,435.3	2,338.0	2,405.9
Common stocks (cost $6,031.7; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	6,312.2	5,124.3	5,468.9
Investments in associates (fair value $7,495.9; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	6,230.9	6,093.1	4,749.2
Derivatives and other invested assets (cost $919.0; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	1,042.3	828.5	991.2
Assets pledged for derivative obligations (cost $155.3; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	155.5	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,254.6; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	2,011.9	1,942.8	2,066.0
	57,618.2	54,324.7	51,691.5

Reinsurance contract assets held	9,763.6	9,691.5	9,893.1
Deferred income tax assets	140.6	137.3	449.1
Goodwill and intangible assets	5,636.8	5,689.0	5,928.2
Other assets	7,224.5	6,981.3	6,034.1
Total assets	82,305.3	78,818.5	76,124.4

Liabilities
Accounts payable and accrued liabilities	4,608.5	4,806.6	4,587.6
Derivative obligations	415.4	191.0	152.9
Deferred income tax liabilities	1,030.1	868.0	586.5
Insurance contract payables	1,478.3	1,402.7	1,826.0
Insurance contract liabilities	41,341.3	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	6,686.7	6,621.0	6,129.3
Borrowings – non-insurance companies	2,126.1	2,003.9	1,623.7
Total liabilities	57,686.4	55,799.8	54,648.2

Equity
Common shareholders’ equity	19,357.1	17,780.3	15,199.8
Preferred stock	1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	20,692.6	19,115.8	16,535.3
Non-controlling interests	3,926.3	3,902.9	4,940.9
Total equity	24,618.9	23,018.7	21,476.2
	82,305.3	78,818.5	76,124.4

Book value per basic share	$834.28	$762.28	$636.89

(1)    Restated for the transition to IFRS 17.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2023 and 2022
(US$ millions except per share amounts)

	Second quarter		First six months
	2023	2022	2023	2022
		Restated(1)		Restated(1)
Insurance
Insurance revenue	6,654.2	6,121.4	12,934.1	11,759.6
Insurance service expenses	(5,039.5)	(5,162.5)	(10,216.9)	(9,860.3)
Net insurance result	1,614.7	958.9	2,717.2	1,899.3
Cost of reinsurance	(1,262.1)	(1,057.5)	(2,382.1)	(2,021.3)
Recoveries of insurance service expenses	758.9	941.3	1,763.2	1,632.4
Net reinsurance result	(503.2)	(116.2)	(618.9)	(388.9)
Insurance service result	1,111.5	842.7	2,098.3	1,510.4
Other insurance operating expenses	(205.4)	(167.8)	(451.5)	(312.2)
Net finance income (expense) from insurance contracts	(585.3)	932.3	(811.1)	1,445.9
Net finance income (expense) from reinsurance contract assets held	161.3	(202.2)	223.7	(296.8)
	482.1	1,405.0	1,059.4	2,347.3
Investment income
Interest and dividends	464.6	203.1	846.9	372.0
Share of profit of associates	269.2	265.7	603.0	446.3
Net gains (losses) on investments	(342.1)	(1,416.7)	429.1	(1,611.9)
	391.7	(947.9)	1,879.0	(793.6)
Other revenue and expenses
Non-insurance revenue	1,559.6	1,449.2	3,118.0	2,515.5
Non-insurance expenses	(1,527.5)	(1,509.3)	(3,150.6)	(2,584.3)
Gain on sale of insurance subsidiary	259.1	—	259.1	—
Interest expense	(130.4)	(108.8)	(254.7)	(212.7)
Corporate and other expenses	(90.0)	(75.7)	(196.5)	(154.5)
	70.8	(244.6)	(224.7)	(436.0)
Earnings before income taxes	944.6	212.5	2,713.7	1,117.7
Provision for income taxes	(115.5)	(163.2)	(480.6)	(369.6)
Net earnings	829.1	49.3	2,233.1	748.1

Attributable to:
Shareholders of Fairfax	734.4	(32.0)	1,984.4	556.7
Non-controlling interests	94.7	81.3	248.7	191.4
	829.1	49.3	2,233.1	748.1

Net earnings (loss) per share	$31.10	$(1.83)	$84.30	$22.45
Net earnings (loss) per diluted share	$28.80	$(1.83)	$78.18	$20.96
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,212	23,752	23,247	23,795

(1)    Restated for the transition to IFRS 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2023 and 2022
(US$ millions)

	Second quarter		First six months
	2023	2022	2023	2022
		Restated(1)		Restated(1)

Net earnings	829.1	49.3	2,233.1	748.1

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(48.9)	(393.3)	11.7	(411.4)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(46.9)	70.7	(49.3)	45.8
Gains (losses) on hedge of net investment in European operations	(3.3)	49.8	(17.6)	68.0
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(5.6)	(116.6)	(3.4)	(163.6)
Other	8.1	1.0	4.8	1.0
	(96.6)	(388.4)	(53.8)	(460.2)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	1.9	—	1.9	—
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	(4.8)	—
	(94.7)	(388.4)	(56.7)	(460.2)
Items that will not be reclassified to net earnings
Net gains (losses) on defined benefit plans	1.4	67.6	(8.9)	117.7
Share of net gains (losses) on defined benefit plans of associates	(2.2)	8.4	(1.9)	14.2
Other	2.8	—	2.8	—
	2.0	76.0	(8.0)	131.9

Other comprehensive income (loss), net of income taxes	(92.7)	(312.4)	(64.7)	(328.3)
Comprehensive income (loss)	736.4	(263.1)	2,168.4	419.8

Attributable to:
Shareholders of Fairfax	675.4	(237.2)	1,940.3	363.5
Non-controlling interests	61.0	(25.9)	228.1	56.3
	736.4	(263.1)	2,168.4	419.8

(1)    Restated for the transition to IFRS 17.

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios, on an undiscounted basis, for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the second quarters and first six months ended June 30, 2023 and 2022 were as follows:
Gross Premiums Written

	Second quarter		First six months		% change year-over-year
	2023	2022	2023	2022	Second quarter	First six months
Northbridge	699.0	659.1	1,205.3	1,133.8	6.1%	6.3%
Crum & Forster	1,323.2	1,118.8	2,478.8	2,155.4	18.3%	15.0%
Zenith National	174.8	164.7	432.1	423.7	6.1%	2.0%
North American Insurers	2,197.0	1,942.6	4,116.2	3,712.9	13.1%	10.9%

Allied World	1,872.2	1,789.3	3,755.8	3,541.1	4.6%	6.1%
Odyssey Group	1,887.3	1,759.1	3,396.1	3,176.2	7.3%	6.9%
Brit(1)	1,113.8	1,091.9	2,008.9	1,977.3	2.0%	1.6%
Global Insurers and Reinsurers	4,873.3	4,640.3	9,160.8	8,694.6	5.0%	5.4%

International Insurers and Reinsurers	918.1	677.0	1,804.4	1,468.2	35.6%	22.9%

Property and casualty insurance and reinsurance	7,988.4	7,259.9	15,081.4	13,875.7	10.0%	8.7%

Net Premiums Written

	Second quarter		First six months		% change year-over-year
	2023	2022	2023	2022	Second quarter	First six months
Northbridge	625.5	596.6	1,068.6	1,027.7	4.8%	4.0%
Crum & Forster	985.0	917.6	1,840.3	1,750.9	7.3%	5.1%
Zenith National	179.0	168.1	438.8	425.6	6.5%	3.1%
North American Insurers	1,789.5	1,682.3	3,347.7	3,204.2	6.4%	4.5%

Allied World	1,312.9	1,195.4	2,773.7	2,529.7	9.8%	9.6%
Odyssey Group	1,602.3	1,543.9	3,011.9	2,863.9	3.8%	5.2%
Brit(1)	871.4	782.2	1,515.4	1,412.4	11.4%	7.3%
Global Insurers and Reinsurers	3,786.6	3,521.5	7,301.0	6,806.0	7.5%	7.3%

International Insurers and Reinsurers	558.3	454.8	1,105.1	945.7	22.8%	16.9%

Property and casualty insurance and reinsurance	6,134.4	5,658.6	11,753.8	10,955.9	8.4%	7.3%

Combined Ratios

	Second quarter		First six months
	2023	2022	2023	2022
Northbridge	93.2%	87.2%	92.2%	87.3%
Crum & Forster	95.0%	94.4%	94.9%	94.6%
Zenith National	96.6%	94.4%	97.9%	94.9%
North American Insurers	94.7%	92.1%	94.4%	92.3%

Allied World	91.0%	92.2%	91.4%	92.2%
Odyssey Group	94.3%	94.9%	95.3%	94.4%
Brit(1)	94.8%	94.7%	92.8%	93.3%
Global Insurers and Reinsurers	93.3%	94.0%	93.4%	93.4%

International Insurers and Reinsurers	95.3%	101.3%	95.8%	99.4%

Property and casualty insurance and reinsurance	93.9%	94.1%	93.9%	93.6%
(1)    Excluding Ki Insurance, gross premiums written decreased by 4.8% and 4.8% in the second quarter and first six months of 2023 and net premiums written increased by 8.0% and 3.3% in the second quarter and first six months of 2023. Excluding Ki Insurance, the combined ratios were 96.3% and 93.3% in the second quarter and first six months of 2023 and 94.6% and 93.4% in the second quarter and first six months of 2022.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the global pandemic caused by COVID-19 and the conflict in Ukraine; and risks associated with recent events in the banking sector. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.